                                September 9, 2005

Mr. Jeffrey Riedler
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002


     Re:  Miracor Diagnostics, Inc. (the Company)
          Form S-3 Registration Statement
          File Number: 333-121487


Dear Mr. Riedler;

     On behalf of the Company, we hereby request acceleration of the effective date of the Registration Statement under cover of Form S-3 to September 13, 2005 or as soon as practicable thereafter. Please note that in connection with this request for acceleration, we are authorized to represent the following on behalf of the Company:

     Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any additional questions, do not hesitate to contact the undersigned.


                                     DAVID WAGNER & ASSOCIATES, P.C.

                                     /s/ David J. Wagner

                                     David J. Wagner